UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧  Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

Furnished as Exhibit 99.1 to this Report on Form 6-K are the unaudited financial statements of ProQR Therapeutics N.V. (the “Company”) for the three- and six-month periods ended June 30, 2020 and furnished as Exhibit 99.2 to this Report on Form 6-K is a press release of ProQR Therapeutics N.V. dated August 6, 2020, announcing the Company’s results for the three- and six-month periods ended June 30, 2020.

In addition, on August 4, 2020, the Company entered into a Joinder and First Amendment to Loan Agreement and Joinder to Registration Rights Agreement (the “Joinder and Amendment”) with Kreos Capital VI (UK) Limited (the “Incremental Lender”), Pontifax Medison Finance (Israel) L.P., Pontifax Medison Finance (Cayman) L.P. (together, the “Initial Lenders”) and Pontifax Medison Finance GP, L.P. (the “Agent”) Pursuant to the Joinder and Amendment, the Company’s previously-announced Loan and Security Agreement (as amended, the “Loan Agreement”) entered into with the Initial Lenders and the Agent was expanded by an additional €15,000,000 in aggregate principal amount to accommodate the participation in the facility by the Incremental Lender with the mutual consent of the Company and the Initial Lenders. Under the Loan Agreement, such additional aggregate principal amount is divided equally into three tranches that may be drawn down on the same schedule as the Initial Loan, the Credit Line and the Late Withdrawal Loan, each as described and defined in the original Loan Agreement.

The repayment terms (including prepayment terms), the maturity date, conversion terms, representations and warranties, affirmative covenants, negative covenants are consistent with and have been preserved from the original Loan Agreement. In addition, the Company issued to the Incremental Lender warrants to purchase up to an aggregate of 112,252 ordinary shares (the “Warrants”) at an exercise price exercise price equal to $7.88 per share. The Warrants may be exercised, in whole or in part, at any time until the 5th anniversary of the Closing Date. Under the Loan Agreement, the Company may issue one or more additional Warrants to the Incremental Lender under certain circumstances, including in connection with the drawdown of the Credit Line and Late Withdrawal Loan, consistent with the circumstances under which the Company may issue additional Warrants to the Initial Lenders under the original Loan Agreement. Pursuant to the Joinder and Amendment, the Incremental Lender also joined as a Lender party to the Company’s Registration Rights Agreement, dated as of July 14, 2020, with the Initial Lenders.

The above summary of the Joinder and Amendment is qualified in its entirety by reference to Joinder and Amendment, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-228251).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: August 6, 2020	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

10.1

Joinder and First Amendment to Loan Agreement and Joinder to Registration Rights Agreement, dated as of August 4, among the Company, Kreos Capital VI (UK) Limited, Pontifax Medison Finance (Israel) L.P., Pontifax Medison Finance (Cayman) L.P. and Pontifax Medison Finance GP, L.P.

99.1	Unaudited financial statements of ProQR Therapeutics N.V. for the three- and six-month periods ended June 30, 2020.

99.2	Press Release of ProQR Therapeutics N.V. dated August 6, 2020, announcing the Company’s results for the three- and six-month periods ended June 30, 2020.